UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549
SCHEDULE 14A
Consent Statement Pursuant to Section 14(a)
of the Securities Exchange Act of 1934

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LAKESIDE MORTGAGE FUND, LLC

(Name of Registrant as Specified in Its Charter)

THE COMMITTEE TO PROTECT LAKESIDE MORTGAGE FUND

SOVEREIGN CAPITAL MANAGEMENT, INC

TODD A. MIKLES

WILLARD W. MCCUNE

 (Name of Person(s) Filing Consent Statement, if other than the Registrant)

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PRELIMINARY CONSENT STATEMENT — SUBJECT TO COMPLETION, DATED AUGUST 17, 2010

LAKESIDE MORTGAGE FUND, LLC

CONSENT STATEMENT
OF
THE COMMITTEE TO PROTECT LAKESIDE MORTGAGE FUND

Dear Fellow Lakeside Mortgage Fund, LLC Members:

This Consent Statement and the enclosed BLUE consent card are being furnished by The Committee to Protect Lakeside Mortgage Fund (the “Committee”) in connection with its solicitation of written consents from you, the holders of units (the “Members”) of Lakeside Mortgage Fund, LLC, a California limited liability company (the “Fund”).

The Committee is comprised of Sovereign Capital Management, Inc., a California corporation (“Sovereign Capital”), Todd A. Mikles, principal and CEO of Sovereign Capital, and Willard W. McCune, an individual investor in the Fund.  Mr. Mikles is a highly qualified and experienced finance and real estate professional with over 15 years of broad-based real estate and financial experience, including all aspects of real estate work outs, such as restructuring mortgages and maximizing cash flow from underperforming loans and properties.  The Committee is soliciting written consents from the members to take the following actions (each, as more fully described in this Consent Statement, a “Proposal” and together, the “Proposals”), in the following order, without a members’ meeting, as authorized by the Fund’s Operating Agreement and California law:

1.

REMOVE LAKESIDE FINANCIAL GROUP, INC. (“LAKESIDE FINANCIAL”) AS THE MANAGER OF THE FUND (THE “REMOVAL PROPOSAL”);

2.

ELECT AND ADMIT SOVEREIGN CAPITAL MANAGEMENT, INC. (“SOVEREIGN CAPITAL”) AS THE NEW MANAGER OF THE FUND (THE “NEW MANAGER PROPOSAL”).

Removal Proposal – Why You Should Consent to Remove Lakeside Financial as the Current Manager of the Fund

In the investor update dated April 30, 2010 (the “Investor Update”), Lakeside Financial Group, Inc. (the Fund’s “Current Manager”)  disclosed that Lakeside Financial Group, Inc and  ~~Lakeside Mortgage Fund, LLC~~ the Fund ha had ~~ve~~ both lost their California Lenders License “(CFL”) and their surety bonds.  Without a CFL license, the Fund is no longer able to make new loans. In addition, the Investor Update disclosed a year-end 2009 loss of $4,834,607 including loan loss reserves and an actual cash loss of $291,737.  The Fund last reported its unrestricted cash position to be $339,455 in the 3rd quarter of 2008.  The Investor Update did not provide a current balance sheet or any information relative to its cash position.  The Committee believes the Fund is left with little if any cash from which to make new loans and with inadequate  ~~In addition, the Fund has no money from which to make new loans as it currently operates at a loss and has inadequate~~ capital to meet its lending objectives.

~~With  t~~ Two of the Current Manager’s former directors are ~~principals~~  in jail awaiting trial on securities fraud, grand theft by embezzlement and residential burglary , amid allegations they operated a vast Ponzi scheme defrauding investors of Asset Real Estate & Investment (“AREI”) out of approximately $200,000,000 ..  A third former director agreed to plead guilty to a misdemeanor charge in exchange for his testimony against the other two.  In addition, the Current Manager’s president, Paula W. Lewis was the president of AREI from 2001 until her resignation in 2005, a period of time during which many of these criminal allegations arose.  It should be noted that Ms. Lewis has not presently been charged with any wrongdoing in association with AREI or the Fund.  Nevertheless, t ~~T, t~~ he Committee is of the opinion that the Current Manager is not a suitable manager and should ~~cann~~ n ot be trusted to manage the Fund going forward.

Out of 14 loans currently on the Funds books, 9 are in default or tracking foreclosure.  Additionally, the Fund owns 7 properties consisting of 5 parcels of vacant land and 2 commercial buildings.  The Committee is concerned that the Fund’s Current Manager is ill equipped or incompetent to manage the REO properties or manage them for the benefit of the Fund, or manage the loan defaults, foreclosures, and workouts the Fund must now deal with. ~~.~~  Given the exceedingly high default rate , the Committee believes the Current Manager’s underwriting criteria is suspect and needs to be reevaluated.

New Manager Proposal – Why you should consent to replacing Lakeside Financial Group as the Current Manger with Sovereign Capital as the New Manger of the Fund

The Committee believes it is ~~We are~~  offering you a value-enhancing alternative.  The Committee is requesting consent from the members of the Fund to replace Lakeside Financial with Sovereign Capital as the New Manager of the Fund.  Sovereign Capital’s strategy is to stop the decline in value of the Fund’s assets and create value for the benefit of the Members through more effective management of the real estate and mortgage assets currently held by the Fund.  Lakeside Financial on the other hand, admits in Investor Update that it is at a loss as to how to preserve investor equity and move the Fund forward.  The Committee believes the management team at Sovereign Capital has the requisite skill set and track record to manage the Fund’s assets with a view toward maximizing the value of each Member’s investment and recommence distributions to the Fund’s investors when reasonably practicable.

Sovereign Capital has prepared a business strategy that the Committee believes will maximize the value of the Members’ investment in the Fund. Our priorities will be:

•

Asset Stabilization – According to the Investor Update, 9 of the Funds 14 loans originated by Lakeside Financial Group, Inc. were in default.  With such a high default rate, Sovereign Capital will first conduct an asset-by-asset evaluation of the Fund’s portfolio, which may include inspecting collateral, meetings with individual borrowers and guarantors and reviewing the regulatory, engineering, construction and marketing status of specific properties. Through this process, Sovereign Capital will make assessments of the likelihood of recovery on defaulted loans and the likely timetable to achieve each recovery. Sovereign Capital will identify which loans can be modified into performing status or analyze alternatives to minimize losses and promote recoveries on those loans which are not suitable for restructuring. Loan restructurings will facilitate borrowers’ resumption of interest payments and maximize cash flow to the Fund.

•

Strategic Management – Sovereign Capital intends to manage the Fund’s assets proactively with the primary objective of preserving and enhancing value through effective hands-on management and strategic repositioning of the Fund’s assets. Sovereign Capital plans to generate revenue for the Fund from three sources: (i) interest payments and fees on performing loans; (ii) income from strategic management of non-performing loans and real estate owned; and (iii) income derived from joint ventures with outside developers in an effort to turn non-performing assets into performing assets.  We believe this will position us to recommence distributions to the Fund’s investors.

•

Increasing Equity and Cash Flow – Sovereign Capital will continually assess, develop and implement appropriate strategies with the goal of resuming distribution payments to the members of the Fund, which strategies may include capitalizing on undervalued assets and seeking opportunities to originate low leverage first mortgage loans on commercial, industrial, multi-family and special purpose properties. Sovereign Capital plans to generate cash flow from interest and fees on performing loans, strategic management of non-performing assets and joint venture income.

The effectiveness of the New Manager Proposal requires the consent of a majority of the issued and outstanding membership units of the Fund entitled to consent to such proposal.   In accordance with the Fund’s Operating Agreement and California Corporate Code section 17104, the ~~The~~  record date for the Funds ~~Fund has chosen August 17, 2010 as the record date for its~~  C ~~c~~ onsent S ~~s~~ olicitation will be the date upon which the first consent solicitation is received and thus, members as of such date ~~August 17, 2010~~  (the “Record Date”) are entitled to execute, withhold or revoke consents relating to this consent solicitation.  The expiration time for this consent solicitation is 5:00 p.m., PST, on October ~~September~~  25 ~~30~~ , ~~,~~ 2010, unless extended.  The consent solicitation may also be extended indefinitely one or more times beyond this date at the sole discretion of the Committee. Any such extension may be made without notice to members of the Fund. However, because a proposal is considered approved upon the delivery of a sufficient number of consents to approve a proposal, the New Manager Proposal will be effective without further action when we deliver to the Fund such requisite number of consents.  According to the Fund’s most recent public filings (September 30, 2008 10Q), there were 232,045 membership units outstanding. The members are entitled to one consent per membership unit.

YOU SHOULD SEND A MESSAGE TO LAKESIDE FINANCIAL GROUP, INC. THAT YOU WILL NOT REWARD ITS INEFFECTIVE MANAGEMENT:  REMOVE LAKESIDE FINANCIAL GROUP, INC. (“LAKESIDE FINANCIAL”) AS THE MANAGER OF THE FUND, AND ELECT AND ADMIT SOVEREIGN CAPITAL MANAGEMENT, INC. (“SOVEREIGN CAPITAL”) AS THE NEW MANAGER OF THE FUND.

THIS SOLICITATION IS BEING MADE BY THE COMMITTEE AND NOT BY OR ON BEHALF OF THE FUND OR LAKESIDE FINANCIAL. FOR ADDITIONAL INFORMATION PLEASE VISIT THE COMMITTEE’S WEBSITE AT WWW.COMMITTEETOPROTECTLAKESIDE.COM

This Consent Statement and the enclosed BLUE consent card are first being sent or given to the Members on or about September 25 ~~1~~ , ~~,~~ 2010.

YOUR CONSENT IS IMPORTANT

The Committee urges you to consent to the New Manager Proposal by following the instructions on the BLUE consent card.  Once you have voted in this manner, we urge you not to revoke your consent to the Committee’s proposals by signing any consent revocation card subsequently sent to you by the Fund or otherwise.

This Consent Statement is neither a request for the tender of, nor an offer with respect to, shares of membership units and does not convey record or beneficial ownership of membership units to the Committee.

IMPORTANT

PLEASE READ THIS CAREFULLY

If your membership units are registered in your own name, please submit your consent to us today by following the instructions on the BLUE consent card.

If you hold your membership units in “street” name with a bank, broker firm, dealer, trust company or other nominee, only they can exercise your right to consent with respect to your membership units and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to consent to the New Manager Proposal to your bank, broker firm, dealer, trust company or other nominee. Please follow the instructions provided on the enclosed BLUE consent card. If your bank, broker firm, dealer, trust company or other nominee provides for consent instructions to be delivered to them by telephone or Internet, instructions will be included on the enclosed BLUE consent card. The Committee urges you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to the Committee c/o Jim Hadzicki, at 1501 5th Avenue, Suite 100, San Diego, CA 92101, so that the Committee will be aware of all instructions given and can attempt to ensure that such instructions are followed.

Execution and delivery of a consent card by a Member will be presumed to be a vote in favor of the New Manager Proposal with respect to all membership units held by such member unless the consent card specifies otherwise.

Only Members as of the close of business on the Record Date will be entitled to consent to the New Manager Proposal. If you are a member as of the close of business on the Record Date, you will retain your right to consent even if you sell your membership units after the Record Date.

WE URGE YOU TO ACT NOW: REPLACE LAKESIDE FINANCIAL WITH SOVEREIGN CAPITAL AS MANAGER OF THE FUND. IN ORDER TO DO THIS, COMPLETE THE ATTACHED BLUE CONSENT FORM.

If you have any questions about executing or delivering your BLUE consent card or require assistance, please contact:

Jim Hadzicki at:

Sovereign Capital Management, Inc.

Investors, Banks and Brokers call toll-free: 1-800-861-5006

TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THIS WRITTEN CONSENT SOLICITATION

INFORMATION ON THE PROPOSED NEW MANAGER, THE COMMITTEE, AND THE PARTICIPANTS

PROPOSAL 1  REMOVAL PROPOSAL

PROPOSAL 2  NEW MANAGER PROPOSAL

APPRAISAL RIGHTS

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE FUND

SOLICITATION OF CONSENTS

CONSENT PROCEDURE

SPECIAL INSTRUCTIONS

ANNEX A – FORM OF CONSENT CARD

A-1

FORWARD-LOOKING STATEMENTS

The Committee urges you to read this entire Consent Statement carefully. This Consent Statement contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including forward-looking statements reflecting the current views of the Committee based on information currently available to the Committee, with respect to, among other things, the potential effects of the Conversion Transactions, the effectiveness of Lakeside Financial as manager of the Fund, the benefits of appointing Sovereign Capital as the manager of the Fund and the Fund’s strategic objectives, business prospects, future financial condition, budgets, projected levels of production, projected costs and projected levels of revenues and profits. Such statements are identified by words or phrases such as “anticipates,” “estimates,” “projects,” “believes,” “intends,” “expects” and similar words and phrases. The forward-looking statements herein involve risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.  The Committee does not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. These and other relevant factors and any other information included in this Consent Statement, and information that may be contained in our other filings with the Securities and Exchange Commission (“SEC”), should be carefully considered when reviewing any forward-looking statement.

i

QUESTIONS AND ANSWERS ABOUT THIS WRITTEN CONSENT SOLICITATION

Who is the Committee?

The Committee is comprised of Sovereign Capital Management, Inc. a California corporation wholly owned by Todd A. Mikles, and Willard W. McCune, a current member of the Fund.  The Committee is making this consent solicitation and each member of the Committee is a participant in the consent solicitation.  For additional information on the Committee and other participants in the consent solicitation, see “Information on the Proposed New Manager, the Committee, and the Participants” on page 4.

Who is Sovereign Capital Management, Inc.?

Sovereign Capital Management, Inc. is a closely-held California corporation formed in 2002 for the purpose of investment, development and management of real estate holdings following the success of Sovereign Capital Companies, Inc.  Sovereign Capital Management, Inc. has grown to include nationwide property and asset management, private equity syndication, distressed asset repositioning, and private mortgage lending.  Sovereign Capital Management, Inc. and its affiliates have completed over $800,000,000 in real estate transactions and is headquartered in San Diego, California.  Sovereign Capital Management, Inc. and its advisory arm, Sovereign Capital Advisors, LLC, orchestrated an investor-led changeover of management of the DBSI Diversified Realty REIT, Inc. and a sister fund, DBSI State Offices, LLC in 2009.  Sovereign Capital Management, Inc. and or its affiliates have been directly involved in the successful development and management of multi-family units, attached single family condominiums, medical office buildings, general office, flex-industrial properties, retail properties and specialized use buildings.  Sovereign Capital Management, Inc. is supported by an experienced team of real estate and finance professionals including: in-house legal counsel, forensic accountants, financial and property analysts, loan workout and foreclosure specialists, and an investor relations department. For additional information on the Sovereign Capital, see “Information on the Proposed New Manager, the Committee, and the Participants” on page 4.

Who is paying for the solicitation?

The Committee will pay all costs incurred in connection with this consent solicitation, and if Sovereign Capital Management, Inc. is elected manager, Sovereign Capital Management, Inc. will cause the Fund to reimburse the Committee for all such costs.

What are we asking you to do?

You are being asked to consent to the removal of the Fund’s current manager, Lakeside Financial Group, Inc. and replace it with Sovereign Capital Management, Inc.

Why are we soliciting your consent?

For the reasons discussed in this Consent Solicitation Statement, the Committee believes that it is in the best interests of the Fund’s members to remove Lakeside Financial Group as manager of the Fund and to replace it with Sovereign Capital.

What happens if I do nothing?

If you do not return the enclosed BLUE consent card, you will effectively be voting AGAINST the New Manager Proposal.

Who is the Committee proposing to appoint as the manager of the Fund?

The Committee is asking you to appoint Sovereign Capital Management, Inc. as manager of the Fund.

Will the fee structure already agreed to by the investors remain in place?

Yes, The Committee is offering you the opportunity to replace Lakeside Financial Group, Inc. with a new manager, Sovereign Capital Management, Inc., who will work for you under the existing fee structure which currently includes ~~is currently .~~ 25% for loan servicing and a asset management fee of 2.75% based on gross assets under management.  The manager is also entitled to all borrower paid loan fees.

What will the Fund have to pay Lakeside Financial if the New Manager Proposal is approved and Lakeside Financial is removed as manager of the Fund?

The Committee is unaware of any agreements between the Fund and Lakeside Financial which would require the payment of any amount other than those monies determined to be properly accrued and legally owed to it by the Fund.

Who can consent to the Proposal?

If you are a member of the Fund as of the date the first consent solicitation is returned to the Fund, ~~close of business on August 17, 2010~~  you have the right to consent to the New Manager Proposal.

When should I execute and deliver the enclosed consent card?

Because the Fund’s consent solicitation will be considered approved under California law upon the delivery of the requisite number of consents to the Committee, and the removal of the manager and replacement with Sovereign Capital Management, Inc. is immediate, it is important that you consent as soon as possible by executing and delivering the enclosed BLUE consent card immediately.

What is the deadline to consent?

The expiration time for this consent solicitation is 5:00 p.m., PST, on October ~~September~~  25 ~~30~~ , 2010, unless extended by The Committee.  The consent solicitation may also be extended indefinitely one or more times beyond this date at the sole discretion of the Committee. Any such extension may be made without notice to members of the Fund.  However, because a proposal is considered approved upon the delivery of a sufficient number of consents to approve a proposal, the New Manager Proposal will be effective without further action when we deliver to the Fund such requisite number of consents.

How many consents must be granted in favor of the New Manager Proposal?

The New Manager Proposal will be approved upon the affirmative consent of the majority of the issued and outstanding membership units of the Fund entitled to vote on such proposal.

According to the Fund’s most recent public filings (September 30, 2008 10Q), there were 232,045 membership units outstanding. The members are entitled to one vote per membership unit.  Assuming that the number of outstanding membership units is 232,045 on the Record Date, the consent of members holding at least 116,023 membership units would be necessary to approve the New Manager Proposal.

What should you do to consent?

If your membership units are registered in your own name, please submit your consent to us by telephone or via the internet, or by signing, dating and returning the enclosed BLUE consent card in the postage-paid envelope provided.

If you hold your membership units in “street” name with a bank, broker firm, dealer, trust company or other nominee, only they can exercise your right to consent with respect to your membership units and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions with respect to this consent solicitation to your bank, broker firm, dealer, trust company or other nominee. Please follow the instructions to consent provided on the enclosed BLUE consent card. If your bank, broker firm, dealer, trust company or other nominee provides for consent instructions to be delivered to them by telephone or Internet, instructions will be included on the enclosed BLUE consent card. The Committee urges you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to the Committee c/o Jim Hadzicki at 1501, Suite 100, San Diego, CA 92101, so that the Committee will be aware of all instructions given and can attempt to ensure that such instructions are followed.

If I submit a BLUE consent card consenting to the New Manager Proposal, can I subsequently revoke my consent?

Your consent to the New Manager Proposal may be revoked at any time by marking, dating, signing and delivering a written revocation before the time that the action authorized by the executed consent becomes effective. A revocation may be in any written form validly signed by the record holder as long as it clearly states that the consent previously given is no longer effective. The delivery of a subsequently dated consent card that is properly completed will constitute a revocation of any earlier consent. The revocation must be delivered to the Committee, c/o Jim Hadzicki, 1501 5th Avenue, Suite 100, San Diego, CA 92101.

Whom should you call if you have questions about the solicitation?

Please call Jim Hadzicki c/o Sovereign Capital Management, Inc., toll free at 1-800-861-5006.

IMPORTANT

The Committee to Protect Lakeside Mortgage Fund urges you to express your consent on the BLUE consent card IMMEDIATELY to:

REMOVE LAKESIDE FINANCIAL GROUP, INC. AS THE MANAGER OF THE FUND, ELECT AND ADMIT SOVEREIGN CAPITAL MANAGEMENT, INC. AS THE NEW MANAGER OF THE FUND AND AMEND THE FUND’S OPERATING AGREEMENT IN THE MANNER SET FORTH IN ANNEX A.

INFORMATION ON THE PROPOSED NEW MANAGER, THE COMMITTEE, AND THE PARTICIPANTS

This consent solicitation is being made by the Committee, which is comprised of Sovereign Capital Management, Inc. a California corporation (“Sovereign Capital”), Todd A. Mikles, principal and CEO of Sovereign Capital Management, Inc., and Willard W. McCune, an individual investor in the Fund.  Each member of the Committee is a participant in this consent solicitation.

On or about June 30, 2010, Sovereign Capital was contacted by a securities broker representing 19 current members of the Fund, each of whom having expressed concern about their investment in the Fund.  Willard W, McCune agreed to join the Committee so that this Consent solicitation could be made.  Mr. McCune had no previous relationship with Sovereign Capital, its affiliates, or Mr. Mikles.  Mr. McCune’s broker was familiar with Sovereign Capital through its involvement with DBSI Diversified Realty REIT, Inc. and DBSI State Offices, LLC, two companies at risk of total loss when their manager, DBSI, Inc. filed for bankruptcy protection and subsequently was alleged to have been operating a vast ponzi scheme.

The members of the Committee entered into an Agreement pursuant to which, among other things, (i) the parties agreed to form the Committee and to refer to the Committee as “The Committee to Protect Lakeside Mortgage Fund”; (ii) the parties agreed to solicit proxies or written consents with respect to the Removal Proposal and the New Manager Proposal, and to take all other action necessary or advisable to achieve the foregoing; (iii) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Fund; (iv) the parties agreed that all expenses incurred in connection with this consent solicitation would be paid by Mikles; (v) the parties agreed on procedures for approving filings with the SEC, press releases and member communications proposed to be made or issued by the parties; (vi) the parties agreed, until the completion of this consent solicitation, (A) to remain members of the Committee and (B) that no member of the Committee may sell, transfer or otherwise dispose of any membership units in the Fund; (vii) the parties agreed to execute and deliver to the Committee any proxies received to vote in favor of the Removal Proposal and the New Manager Proposal; and (viii) the parties agreed that prior to the completion of this consent solicitation, no member of the Committee will (without prior written consents of Mr. Mikles) (A) make, or in any way participate or engage in, any solicitation of proxies or consents to vote, or seek to advise or influence any person with respect to the voting of any membership units of the Fund; (B) form, join or in any way participate in any group, committee or other similar organization with respect to any membership units of the Fund or (B) make any public disclosure or any statement to a member of the Fund in opposition to the Removal Proposal or the New Manager Proposal.

Proposed New Manager and its principal

The Committee was formed for the purpose of making this consent solicitation and soliciting the consents to have Sovereign Capital Management, Inc. become the manager of the Fund.  Sovereign Capital’s business address is 1501 Fifth Avenue, Suite 100, San Diego, California 92101.  Sovereign Capital is wholly owned by Todd A. Mikles.

The following presents biographical information on the principal of Sovereign Capital Management, Inc.:

Todd A. Mikles: age 39, is the Chief Executive Officer of Sovereign Capital Management, Inc., a closely-held California corporation.  Since 1999, Mr. Mikles has proactively guided this successful real estate investment company from its humble beginnings as the successor to Sovereign Capital Companies, Inc., to a nationwide real estate company.

Mr. Mikles began his career in finance at the Corporate Finance department of Lehman Brothers in 1996 where he was directly involved in the buying and selling of public and non-public bank holding companies in the Western United States.  From there, Mr. Mikles joined, Amresco Advisors, a Dallas Texas based firm, that specialized in offering advisory services to major pension funds and their trustees on making real estate loans to grocery anchored shopping centers in the Western United States.  In this capacity, Mr. Mikles was responsible for underwriting, originating, recommending and servicing transactions for the board of trustees.

~~It was following this successful position that Mr. Mikles founded Sovereign Capital Companies, Inc. in 1999.  Since then, Sovereign Capital Management, Inc. and its closely held affiliates have grown to include nationwide asset management, property management, advisory services, private equity syndications and various property holdings across the United States.~~  Sovereign Capital Management, Inc. (“Sovereign Capital”) was formed in 2002 and was the successor to Sovereign Capital Companies, Inc. formed in 1999.  Sovereign Capital has privately placed in excess of $800,000,000 in over 30 commercial real estate ventures structured as stand-alone LLC’s, TIC’s REIT’s or blind funds representing multifamily, office, and industrial projects.  Sovereign Capital has developed/converted over 1500 condominiums and currently manages over one million square feet of commercial real estate.  Sovereign Capital has successful closed multiple offerings within various ventures which it manages including: common and preferred stock, rights offerings, debentures, corporate notes, and various capital calls.  Sovereign Capital provides nationwide asset management, property management, advisory services, private equity syndications with a portfolio which includes various property holdings across the United States.

In June of 2009, Sovereign Capital was contacted by a broker representing numerous investors in DBSI Diversified Realty REIT, Inc. and DBSI State Offices, LLC.  These investors were concerned about their investment following DBSI, Inc’s. filing for bankruptcy protection in November of 2008.  As a direct result of the ensuing discussions, Sovereign Capital led a takeover of DBSI Diversified Realty REIT, Inc. (380 investors) and subsequently, DBSI State Offices, LLC, (345 investors) with Sovereign Capital replacing the manager in both instances.

Sovereign Capital, worked through the bankruptcy proceedings which hamstrung DBSI Diversified Realty REIT, Inc. and DBSI State Offices, LLC, successfully reaffirmed and/or restructured new loan agreements, re-tenanted and/or negotiated new leases, secured new anchor tenants, completed construction, build-outs, major repairs and or maintenance, negotiated new 3rd party service providers agreements, etc., which cumulatively had the effect of bringing stability to these organizations and returning them to positive cash flow.  Additional, Sovereign Capital solicited and successfully completed a migratory merger of DBSI Diversified Realty REIT, Inc. to Maryland where it enjoys more favorable treatment relative to its REIT status.

~~Sovereign Capital Management, Inc. and its advisory arm, Sovereign Capital Advisors, LLC, orchestrated an investor-led changeover of management of the DBSI Diversified Realty REIT, Inc. and a sister fund, DBSI State Offices, LLC in 2009.~~

~~Mr. Mikles has been directly involved in the successful development and management of multi-family units, attached single family condominiums, medical office buildings, general office, flex-industrial properties, retail properties and specialized use buildings.  Mr. Mikles has proven experience in staging turnarounds of failed sponsorship entities, like the DBSI Diversified Realty REIT, Inc. (now the Sovereign Growth REIT, Inc.) that preserved partnership equity that was raised through the retail channels/broker dealer relationships.  Mr. Mikles has a proven track record in this area of preserving equity and growing assets.~~

Sovereign Capital is supported by an experienced team of real estate and finance professionals including: in-house legal counsel, forensic accountants, financial and property analysts, loan workout and foreclosure specialists, and an investor relations department.

Other Participants

Biographical information of the participants in the solicitation (other than Sovereign Capital and its members) is set forth in the chart below.

As of the date hereof, the members of the Committee collectively own an aggregate of 1000 membership units of the Fund consisting of the following: (1) 1000 membership units held by Willard W. McCune who granted Sovereign Capital an irrevocable proxy to vote on any proposals that are presented to the members of the Fund and has agreed to take any and all other actions requested by Sovereign Capital in its capacity of a member of the Fund, each with respect to such membership unit.  Each member of the Committee, as a member of a “group” with the other Committee members, for purposes of Rule 13d-5(b)(1) of the Exchange Act, may be deemed to beneficially own the membership units owned by the other Committee members.  Each Committee member specifically disclaims beneficial ownership of the membership units disclosed herein that he or it does not directly own.

Except as disclosed in this consent solicitation statement (including the Annexes hereto), neither the Committee, Sovereign Capital Management, Inc., Mr. Mikles, nor any of the other participants, nor any of their respective affiliates or associates, directly or indirectly:

•

has had any relationship with the Fund in any capacity other than as a member;

•

has any agreement, arrangement or understanding with respect to any future employment by the Fund or its affiliates;

•

has any agreement arrangement or understanding with respect to any future transactions to which the registrant or any of it affiliates will or may be a party;

•

has any agreement, arrangement or understanding with respect to future transactions to which the Fund or any of its affiliates will or may be a party, or have any material interest, direct or indirect, in any transaction that has occurred since January 1, 2009 or any currently proposed transaction, or series of similar transactions, which the Fund or any of its affiliates was or is to be a party and in which the amount involved exceeds $120,000;

•

is, and was not within the past year, party to any contract, arrangement or understandings with any person with respect to any securities of the Fund, including but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loans or guarantees of profit, division of losses or profits or the giving or withholding of proxies; or

•

is a party adverse to the Fund or any of its subsidiaries or has a material interest adverse to the Fund or any of its subsidiaries in any material legal proceeding.

Sovereign Capital Management, Inc. and Mr. Mikles are parties to a consent cease and desist order issued by the Securities Commissioner for the State of Colorado in connection with a stipulation entered into by Sovereign Capital Management, Inc. and Mr. Mikles under which neither Sovereign Capital Management, Inc. nor Mr. Mikles admitted or denied any wrongdoing.  Under the consent cease and desist order, the parties are to cease and desist from engaging in offering or selling securities in the State of Colorado without first registering such securities or otherwise engaging in conduct in violation of any provision of the Colorado Securities Act, 11-51-101, et seq C.R.S.  This consent cease and desist resulted from certain advertisements Mr. Mikles and Sovereign Capital Management, Inc. made available to Colorado residents.  No securities were alleged to have been sold.

Set forth below is the principal occupation or employment of each person or organization (other than Sovereign Capital and its members, which is set forth above) that may be deemed a participant, and the name, principal business and address of the corporations or other organizations in which such employment is carried on.

Participant (age)	Principal Occupation or Employment	Name, Principal Business and Address of the Corporation or other Organization in Which Employment is Carried On
Willard W. McCune	Employed in the Fire Protection Industry	Simplex Grinnell 6952 Preston Avenue Livermore, CA 94551

The above information has been furnished to us by the respective persons and organizations that may be deemed participants in this consent solicitation.

Please see Annex A for the purchases and sales of the Fund’s membership units by members of the Committee during the past two years.

PROPOSAL 1

REMOVAL PROPOSAL

In accordance with Section 3.05 of the Fund’s Operating Agreement, we are soliciting written consents of the members to remove Lakeside Financial as the manager of the Fund, elect and admit Sovereign Capital Management, Inc. as the new manager of the Fund.  As further described below, we believe that Lakeside Financial Group, Inc. has not been an effective manager of the Fund, and indeed, under their watch, the value of the Fund and your investment has declined.

LAKESIDE FINANCIAL GROUP, INC SHOULD BE REMOVED AS MANAGER OF THE FUND

In May of 2009, three of the Current Manager’s former directors; ~~officers, directors, or owners,~~  Gary T. Armitage, Jeffery A. Guidi and James Stanley Koenig were arrested and charged with Securities Fraud, Grand Theft by Embezzlement and Residential Burglary in a felony complaint filed on behalf of the People of the State of California by the Attorney General of California.

The declaration in support of the arrest warrant alleges that evidence seized from Asset Real Estate & Investment (“AREI”) and the Department of Justice investigation revealed that Gary T. Armitage, Jeffery A. Guidi and James Stanley Koenig operated a vast Ponzi scheme which defrauded investors out of approximately $200,000,000.

Mr. Guidi has since pleaded guilty to a misdemeanor charge in exchange for his testomonay against Armitage and Koenig.  In addition, the Committee notes that the Current Manager’s president, Paula W. Lewis was the president of AREI from 2001 until her resignation in 2005, a period of time during which many of these criminal allegations arose.  It should be noted that Ms. Lewis has not presently been charged with any wrongdoing in association with AREI or the Fund. ~~The Current Manager’s President, Paula M. Lewis, was the President of AREI from 2001 until resigning in 2005.~~

In the investor update dated April 30, 2010 (the “Investor Update”), Lakeside Financial Group, Inc. (the Fund’s “Current Manager”)  disclosed that Lakeside Financial Group, Inc and the Fund had both lost their California Lenders License “(CFL”) and their surety bonds.  Without a CFL license, the Fund is no longer able to make new loans. In addition, the Investor Update disclosed a year-end 2009 loss of $4,834,607 including loan loss reserves and an actual cash loss of $291,737.  The Fund last reported its unrestricted cash position to be $339,455 in the 3rd quarter of 2008.  The Investor Update did not provide a current balance sheet or any information relative to its cash position.  The Committee believes the Fund is left with little if any cash from which to make new loans and with inadequate capital to meet its lending objectives.

~~In the investor update dated April 30, 2010 (the “Investor Update”), Lakeside Financial Group, Inc’s President, Paula Lewis, disclosed that Lakeside Financial Group, Inc and Lakeside Mortgage Fund, LLC have both lost their California Lenders License “(CFL”) and their surety bonds.  Without a CFL license, the Fund is no longer able to make new loans.  In addition, the Fund has no money from which to make new loans as it currently operates at a loss and has inadequate capital to meet its lending objectives.~~

The Committee acknowledges that the financial crises of the past several years heavily impacted the real estate industry in the Fund’s primary markets.  However, even if the financial crisis is taken into account, the Committee believes that the Fund has underperformed when compared to other similarly situated lenders.

Out of 14 loans currently on the Funds books, 9 are in default or tracking foreclosure, and real estate owned properties (“REO”) exceeding current loans by 100%, the Committee is concerned that the Funds Current Manager is ill equipped or incompetent to manage the REO properties, manage them for the benefit of the Fund, manage the loan defaults or the foreclosures and workouts the Fund now is faced with.  Given the exceedingly high default rate the Committee believes the Current Manager’s underwriting criteria is suspect and needs to be reevaluated.

The Fund has not filed quarterly and annual reports as required by the Securities and Exchange Commission since November of 2008.  The Fund will be delisted if proper actions are not taken immediately.

The Current Manager’s Chief Financial Officer resigned in June of 2008 and no replacement has been named.

The Fund is no longer responsive to redemption requests and has ceased making distributions.

The Committee is of the opinion that the Current Manager is not a suitable manager and cannot be trusted to manage the Fund going forward.

On July 2nd, 2010 the Committee requested access to the Fund’s books and records in an effort to determine the current health of the Fund.  To date, Current Manager has not provided the Committee with access to the Fund’s books and records. ~~the Committee’s efforts have been rebuffed, leaving us no alternative but to seek court intervention to enforce the operating agreement and compliance with California law.~~

Voting Requirement

The effectiveness of the New Manager Proposal requires the affirmative consent of the majority of the issued and outstanding membership units of the Fund entitled to vote on such proposal.   ..  In accordance with the Fund’s Operating Agreement and California Corporate Code section 17104, the record date for the Funds Consent Solicitation will be the date upon which the first consent solicitation is received and thus, members as of such date (the “Record Date”) are entitled to execute, withhold or revoke consents relating to this consent solicitation.  The expiration time for this consent solicitation is 5:00 p.m., PST, on October 25, 2010, unless extended.   ~~The Fund has chosen August 1, 2010 as the record date for its consent solicitation and thus, members as of August 1, 2010 (the “Record Date”) are entitled to execute, withhold or revoke consents relating to this consent solicitation.~~   The New Manager Proposal will be effective without further action when we deliver to the Fund such requisite number of consents. According to the Fund’s most recent public filings (September 30, 2008 10Q), there were 232,045 membership units outstanding. The members are entitled to one vote per membership unit.

FOR THE FOREGOING REASONS, THE COMMITTEE URGES MEMBERS TO VOTE FOR THE COMMITTEE’S NEW MANAGER PROPOSAL.

PROPOSAL 2

NEW MANAGER PROPOSAL

We believe we are offering you a value-enhancing alternative.  The Committee is requesting consent from the members of the Fund to replace Lakeside Financial Group, Inc. with Sovereign Capital Management, Inc. as the new manager of the Fund.  Sovereign Capital’s strategy is to stop the erosion of the value of the Fund’s assets and create value for he benefit of the members by effectively managing the real estate and mortgage assets currently held by the Fund.  Unlike Lakeside Financial, which admits that it is at a loss as to what to do to preserve investor equity and move the Fund forward in its correspondence dated April 30, 2010, the Committee believes the management team at Sovereign Captial has the requisite skill set and track record to execute this plan and manage the Fund’s assets with a view to maximizing the value of each member’s investment and recommence distributions to the Fund’s investors. There can be no assurance that Sovereign Capital will be successful in implementing any of its plans including recommencing distributions to the Fund’s investors.

Sovereign Capital has prepared a business strategy that the Committee believes will maximize the value of the members’ investment in the Fund. Our priorities will be:

•

Asset Stabilization – According to the Investor Update, 9 of the Funds 14 loans originated by Lakeside Financial Group, Inc. were in default.  With such a high default rate, Sovereign Capital will first conduct an asset-by-asset evaluation of the Fund’s portfolio, which may include inspecting collateral, meetings with individual borrowers and guarantors and reviewing the regulatory, engineering, construction and marketing status of specific properties. Through this process, Sovereign Capital will make assessments of the likelihood of recovery on defaulted loans and the likely timetable to achieve each recovery. Sovereign Capital will identify which loans can be modified into performing status or analyze alternatives to minimize losses and promote recoveries on those loans which are not suitable for restructuring. Loan restructurings will facilitate borrowers’ resumption of interest payments and maximize cash flow to the Fund.

•

Strategic Management – Sovereign Capital intends to manage the Fund’s assets proactively with the primary objective of preserving and enhancing value through effective hands-on management and strategic repositioning of the Fund’s assets. Sovereign Capital plans to generate revenue for the Fund from three sources: (i) interest payments and fees on performing loans; (ii) income from strategic management of non-performing loans and real estate owned which could include aggressive workout strategies, securing personal guaranties, cross collateralization substitute collateral or additional borrowers as parties to the loan ; and (iii) income derived from joint ventures with non-affiliated ~~outside~~  developers in an effort to turn non-performing assets into performing assets.  We believe this will position the Fund to ~~us to~~  recommence distributions to its  ~~the Fund’s~~  investors.

•

Increasing Equity and Cash Flow – Sovereign Capital will continually assess, develop and implement appropriate strategies with the goal of resuming distribution payments to the members of the Fund, which strategies may include capitalizing on undervalued assets and seeking opportunities to originate low leverage first mortgage loans on commercial, industrial, multi-family and special purpose properties. Sovereign Capital plans to generate cash flow from interest and fees on performing loans, strategic management of non-performing assets and joint venture income.

Voting Requirement

The effectiveness of the New Manager Proposal requires the affirmative consent of the majority of the issued and outstanding membership units of the Fund entitled to vote on such proposal.   ..  In accordance with the Fund’s Operating Agreement and California Corporate Code section 17104, the record date for the Funds Consent Solicitation will be the date upon which the first consent solicitation is received and thus, members as of such date (the “Record Date”) are entitled to execute, withhold or revoke consents relating to this consent solicitation.  The expiration time for this consent solicitation is 5:00 p.m., PST, on October 25, 2010, unless extended.   ~~The Fund has chosen August 1, 2010 as the record date for its consent solicitation and thus, members as of August 1, 2010 (the “Record Date”) are entitled to execute, withhold or revoke consents relating to this consent solicitation.~~   The New Manager Proposal will be effective without further action when we deliver to the Fund such requisite number of consents.  According to the Fund’s most recent public filings (September 30, 2008 10Q), there were 232,045 membership units outstanding.  The members are entitled to one vote per membership unit.

FOR THE FOREGOING REASONS, THE COMMITTEE URGES MEMBERS TO VOTE FOR THE COMMITTEE’S NEW MANAGER PROPOSAL.

Investors Lakeside Financial, Inc Should Be Removed as Manager of the Fund

As the Fund has disclosed, Lakeside Financial and its lead executives have limited knowledge and experience with managing and developing real estate.  We are concerned that Lakeside Financial is ill equipped to handle the volume of mortgage assets that have been and that we expect will be converted to real estate owned.  In fact, Lakeside Financial has stated that they may not be able to manage the development process in a timely or cost-effective manner or at all.

Sovereign Capital Should be Elected and Admitted as the Manager of the Fund

Sovereign Capital Management, Inc. is a closely-held California corporation formed in 2002 for the purpose of investment, development and management of real estate holdings following the success of Sovereign Capital Companies, Inc.  Sovereign Capital Management, Inc. has grown to include nationwide property and asset management, private equity syndication, distressed asset repositioning, and private mortgage lending.  Sovereign Capital Management, Inc. and its affiliates have completed over $800,000,000 in real estate transactions and is headquartered in San Diego, California.  Sovereign Capital Management, Inc. and its advisory arm, Sovereign Capital Advisors, LLC, orchestrated an investor-led changeover of management of the DBSI Diversified Realty REIT, Inc. and a sister fund, DBSI State Offices, LLC in 2009.  Sovereign Capital Management, Inc. and or its affiliates have been directly involved in the successful development and management of multi-family units, attached single family condominiums, medical office buildings, general office, flex-industrial properties, retail properties and specialized use buildings.  Sovereign Capital Management, Inc. is supported by an experienced team of real estate and finance professionals including: in-house legal counsel, forensic accountants, financial and property analysts, loan workout and foreclosure specialists, and an investor relations department.

For biographical information on Sovereign Capital and its principal, see “Information on the Proposed New Manager, the Committee, and the Participants” on page 4.

Sovereign Capital’s team of experienced professionals brings years of experience and relationships necessary to resolve the complex problems the Fund is facing today.  Sovereign Capital has prepared a business strategy that the Committee believes will maximize the value of the members’ investment in the Fund. Our priorities will be:

•

Asset Stabilization – According to the Investor Update, 9 of the Funds 14 loans originated by Lakeside Financial Group, Inc. were in default.  With such a high default rate, Sovereign Capital will first conduct an asset-by-asset evaluation of the Fund’s portfolio, which may include inspecting collateral, meetings with individual borrowers and guarantors and reviewing the regulatory, engineering, construction and marketing status of specific properties. Through this process, Sovereign Capital will make assessments of the likelihood of recovery on defaulted loans and the likely timetable to achieve each recovery. Sovereign Capital will identify which loans can be modified into performing status or analyze alternatives to minimize losses and promote recoveries on those loans which are not suitable for restructuring. Loan restructurings will facilitate borrowers’ resumption of interest payments and maximize cash flow to the Fund.

•

Strategic Management – Sovereign Capital intends to manage the Fund’s assets proactively with the primary objective of preserving and enhancing value through effective hands-on management and strategic repositioning of the Fund’s assets. Sovereign Capital plans to generate revenue for the Fund from three sources: (i) interest payments and fees on performing loans; (ii) income from strategic management of non-performing loans and real estate owned; and (iii) income derived from joint ventures with outside developers in an effort to turn non-performing assets into performing assets.  We believe this will position us to recommence distributions to the Fund’s investors.

•

Increasing Equity and Cash Flow – Sovereign Capital will continually assess, develop and implement appropriate strategies with the goal of resuming distribution payments to the members of the Fund, which strategies may include capitalizing on undervalued assets and seeking opportunities to originate low leverage first mortgage loans on commercial, industrial, multi-family and special purpose properties. Sovereign Capital plans to generate cash flow from interest and fees on performing loans, strategic management of non-performing assets and joint venture income.

Sovereign Capital’s experienced teams of real estate and lending professionals bring years of experience to solve problems in the Fund without the engagement of third parties.  Sovereign Capital and its affiliates are or will be fully staffed and qualified to handle every aspect of the Fund’s asset lifecycle.

Payments to be Made by the Fund in the Event of Removal of Lakeside Financial as Manager

The Committee is unaware of any agreements between the Fund and Lakeside Financial which would require the payment of any amount other than those monies determined to be properly accrued and legally owed to it by the Fund.

FOR THE FOREGOING REASONS, THE COMMITTEE URGES MEMBERS TO VOTE FOR THE COMMITTEE’S NEW MANAGER PROPOSAL.

APPRAISAL RIGHTS

The Fund’s members are not entitled to appraisal rights under California law in connection with the Committee’s Consent Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE FUND

Information regarding security ownership of certain beneficial owners and management of the Fund is included in Annex C of this Consent Statement.

SOLICITATION OF CONSENTS

The members and agents of the Committee and the participants may solicit consents. Consents will be solicited by mail, advertisement, telephone, facsimile, ~~other electronic~~  internet ~~means an~~ an d in person. None of those persons will receive additional compensation for their solicitation efforts.

Banks, brokers, custodians, nominees and fiduciaries will be requested to forward solicitation material to beneficial owners of membership units. We will reimburse banks, brokers, custodians, nominees and fiduciaries for their reasonable expenses for sending solicitation material to the beneficial owners.

Mr. Mikles and Sovereign Capital have agreed to contribute to the Committee a specified proportional share of all expenses incurred in connection with this consent solicitation pursuant to the terms of an Agreement (as discussed above under the heading “Information on the Proposed New Manager, the Committee, and the Participants” beginning on page 4).  Our estimate of the total cost to be incurred in connection with this consent solicitation is $200,000. To date, $150,000 has been incurred in connection with this consent solicitation. The Committee will bear the costs of this consent solicitation and intends to seek reimbursement from the Fund of all expenses it incurs in connection with this consent solicitation.  The Committee does not intend to submit the question of such reimbursement to a vote of members of the Fund, and if Sovereign Capital is elected manager, Sovereign Capital will cause the Fund to reimburse the Committee for these expenses.

CONSENT PROCEDURE

Section 17104 of the Beverly-Killea Limited Liability Company Act (the “Act”), unless otherwise provided in a limited liability company agreement, on any matter that is to be voted on, consented to or approved by members, the members may take such action without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, shall be signed by the members having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all members entitled to vote thereon were present and voted.  Section 3.05 of the Operating Agreement provides that the manager may be removed by the written consent of a Majority Interest of the Members.  Members may exercise such right by presenting to the Manager a written notice, which shall be executed by the Members and their signatures acknowledged, to the effect that the Manager is removed effective o the date set forth in such notice.  Section 4.06 of the Operating Agreement provides that to the extent meetings of the members are held, they shall be called, noticed and held, and voting procedures shall be followed in accordance with the provisions of Section 17104 of the Act.

The New Manager Proposal will become effective only if properly executed and dated consents to the New Manager Proposal are returned by members representing the majority of the issued and outstanding membership units of the Fund entitled to vote on such proposal. . According to the Fund’s most recent public filings (September 30, 2008 10Q), there were 232,045 membership units outstanding. The members are entitled to one vote per membership unit..  Assuming that the number of outstanding membership units is 232,045 on the Record Date, the consent of members holding at least 116,023 membership units would be necessary to effect the New Manager Proposal.   ..  In accordance with the Fund’s Operating Agreement and California Corporate Code section 17104, the record date for the Funds Consent Solicitation will be the date upon which the first consent solicitation is received and thus, members as of such date (the “Record Date”) are entitled to execute, withhold or revoke consents relating to this consent solicitation.  The expiration time for this consent solicitation is 5:00 p.m., PST, on October 25, 2010, unless extended. ~~The Fund has chosen August 1, 2010 as the record date for its consent solicitation and thus, members as of August 1, 2010 (the “Record Date”) are entitled to execute, withhold or revoke consents relating to this consent solicitation.~~

If your membership units are registered in your own name, please submit your consent to us today by following the instructions on the BLUE consent card.

If you hold your membership units in “street” name with a bank, broker firm, dealer, trust company or other nominee, only they can exercise your right to consent with respect to your membership units and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to revoke any previous consent to the Fund’s proposed Conversion Transaction and to consent to the New Manager Proposal to your bank, broker firm, dealer, trust company or other nominee. Please follow the instructions provided on the enclosed BLUE consent card. If your bank, broker firm, dealer, trust company or other nominee provides for consent instructions to be delivered to them by telephone or Internet, instructions will be included on the enclosed BLUE consent card. The Committee urges you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to the Committee c/o Jim Hadzicki, 1501 5th Avenue, Suite 100, San Diego, CA 92101 so that the Committee will be aware of all instructions given and can attempt to ensure that such instructions are followed.

If you have any questions or require any assistance in executing your consent, please call: Jim Hadzicki at 1-800-861-5006. Banks and brokers may call collect at

Your consent to the Consent Revocation Proposal may be revoked at any time by submitting a later dated consent to the Fund thereafter so long as such consent is submitted during the solicitation period. Delivery of a later dated consent to the Fund would have the effect of revoking the earlier dated consent revocation delivered to the Committee.

Your consent to the New Manager Proposal may be revoked at any time by marking, dating, signing and delivering a written revocation before the time that the action authorized by the executed consent becomes effective.

A revocation may be in any written form validly signed by the record holder as long as it clearly states that the consent previously given is no longer effective. The delivery of a subsequently dated consent card that is properly completed will constitute a revocation of any earlier consent. The revocation may be delivered either to the Fund or to the Committee, c/o Hadzicki, 1501 5th Avenue, Suite 100, San Diego, CA 92101. Although a revocation is effective if delivered to the Fund, we request that either the original or photostatic copies of all revocations of consents be mailed or delivered to Jim Hadzicki at the address set forth above, so that we will be aware of all revocations and can more accurately determine if and when consents to the proposals have been received from the requisite members on the Record Date for this consent solicitation.

SPECIAL INSTRUCTIONS

The New Manager Proposal.  If you were a member as of the close of business on the Record Date for this consent solicitation, you may elect to consent to, withhold consent to or abstain with respect to the New Manager Proposal by marking the “CONSENT,” “WITHHOLD CONSENT” or “ABSTAIN” box on the accompanying BLUE consent card and signing, dating and returning it promptly in the enclosed postage-paid envelope.

IF A MEMBER EXECUTES AND DELIVERS A BLUE CONSENT CARD, BUT FAILS TO CHECK A BOX FOR A PROPOSAL, THAT MEMBER WILL BE DEEMED TO HAVE CONSENTED TO THAT PROPOSAL.

YOUR CONSENT IS IMPORTANT. PLEASE SIGN AND DATE THE ENCLOSED BLUE CONSENT CARD AND RETURN IT IN THE ENCLOSED POST-PAID ENVELOPE PROMPTLY. YOU MUST DATE YOUR CONSENT IN ORDER FOR IT TO BE VALID. FAILURE TO SIGN, DATE AND RETURN YOUR CONSENT WILL HAVE THE SAME EFFECT AS VOTING AGAINST THE COMMITTEE TO PROTECT LAKESIDE MORTGAGE FUND’S PROPOSALS.

If your membership units are registered in your own name, please submit your consent to us today by following the instructions on the BLUE consent card.

If you hold your membership units in “street” name with a bank, broker firm, dealer, trust company or other nominee, only they can exercise your right to consent with respect to your membership units and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to revoke any prior consent to the Fund’s proposed Conversion Transaction and to consent to the New Manager Proposal to your bank, broker firm, dealer, trust company or other nominee. Please follow the instructions provided on the enclosed BLUE consent card. If your bank, broker firm, dealer, trust company or other nominee provides for consent instructions to be delivered to them by telephone or Internet, instructions will be included on the enclosed BLUE consent card. The Committee urges you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to the Committee c/o Hadzicki, 1501 5th Avenue, Suite 100, San Diego, CA 92101 so that the Committee will be aware of all instructions given and can attempt to ensure that such instructions are followed.

If you have any questions or require any assistance in executing your consent, please call:

Jim Hadzicki

c/o Sovereign Capital Captial Management, Inc.
Investors call toll-free: 1-800-861-5006
Banks and Brokers call collect:

Dated: [●]

ANNEX A

TRANSACTIONS IN SECURITIES OF LAKESIDE MORTGAGE FUND, LLC
DURING THE PAST TWO YEARS

Participant	Class of Securities	Securities Purchased/(sold)	Price Per Unit ($)	Date of Purchase/Sale
Willard W. McCune	Membership Units	1000 Units	$10.00	6/18/2008
Todd A. Mikles	Membership Units	None
Sovereign Capital Management, Inc.	Membership Units	None

(1) On July 2, 2010, Willard W. McCune assigned to The Committee to Protect Lakeside Mortgage Fund, LLC, its proxy to vote all 1000 Units in favor to Proposal 1 and Proposal 2 as defined herein.

ANNEX B

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE FUND

The information set forth in this Annex B is based solely upon the Committee’s review of the Fund’s annual filings with the SEC last filed April 7, 2008 for the year ending 2007.

Currently, no person or entity owns beneficially more than 5% of the Fund’s membership units and Lakeside Financial does not any membership units.  The following table summarizes as of December 31, 2007:

a.

The Fund as a limited liability company has no officers or directors, with all of the management powers being vested in the manager.  No person owns more than 10% of the Fund’s outstanding securities.

All of the outstanding securities of the Current Manager are held by the persons set forth below, all of whom were directors and/or officers of the Current Manager as of December 31, 2007.  Holdings as of such date are as follows:

Name and Address		Number of	Percentage of
of Owner	Title of Class	Shares Owned	Class

James S. Koenig	Common Stock	102,940	46.00%
(shares were subsequently transferred
to Sundial Trust on March 21, 2008)

Gary Armitage	Common Stock	51,470	23.00%
4030 Old Barn Road
Healdsburg, CA

Jeffery Guidi	Common Stock	51,470	23.00%
264 Boas Drive
Santa Rosa, CA

William F. Webster	Common Stock	17,903	8.00%
1905 Juarez Lane
Redding, CA 96003

All Officers and Directors	Common Stock	223,783	100.0%
As a Group (4 persons)

b.

No person holds or shares power to vote 10% or more of the Manager’s securities other than those described in subsection (a).

c.

Neither the Company nor the Manager currently has any non-voting securities outstanding.

d.

Neither the Company nor the Manager currently has any options, warrants or rights outstanding.

e.

Neither the Company nor the Manager has parents.

ANNEX C

PLEASE VOTE TODAY!

SEE REVERSE SIDE

FOR THREE EASY WAYS TO VOTE

▼ TO VOTE BY MAIL, PLEASE DETACH CONSENT CARD HERE AND SIGN, DATE AND RETURN IN THE POSTAGE-PAID ENVELOPE PROVIDED ▼

CONSENT SOLICITED ON BEHALF OF

THE COMMITTEE TO PROTECT LAKESIDE MORTGAGE FUND

The undersigned, a record holder of membership units (the “Units”) of Lakeside Mortgage Fund, LLC (the “Fund”), acting with respect to all Units held by the undersigned at the close of business on [●], 2010, hereby acts as follows concerning the proposals of The Committee to Protect Lakeside Mortgage Fund (the “Committee”) set forth below.

THE COMMITTEE URGES YOU TO CONSENT TO PROPOSAL 1 ON REVERSE SIDE BY MARKING THE BOX “CONSENT” AND TO PROPOSAL 2 BY MARKING THE “CONSENT” BOX.

UNLESS OTHERWISE INDICATED ON REVERSE SIDE, THIS CONSENT CARD REVOKES ALL PRIOR CONSENTS GIVEN WITH RESPECT TO THE PROPOSALS SET FORTH HEREIN.

UNLESS YOU SPECIFY OTHERWISE, BY SIGNING, DATING AND DELIVERING THIS CONSENT CARD TO THE COMMITTEE, YOU WILL BE DEEMED TO HAVE CONSENTED TO ALL OF THE PROPOSALS SET FORTH HEREIN.

IN ORDER FOR YOUR CONSENT TO BE VALID, IT MUST BE DATED.  PLEASE MARK, SIGN, DATE AND MAIL IN THE POSTAGE-PAID ENVELOPE PROVIDED.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)

YOUR VOTE IS IMPORTANT

Please take a moment now to vote your units of Lakeside Mortgage Fund, LLC

YOU CAN VOTE TODAY IN ONE OF THREE WAYS:

1.

Vote by Telephone – Please have your Consent card available when you call 1-800- 861-5006 using a touch-tone telephone and follow the simple directions that will be presented to you.

OR

2.

Vote by Internet – Please have your Consent card available when you access the website https://www.committeetoprotectlakeside.com and follow the simple directions that will be presented to you.

CONTROL NUMBER:

OR

3.

Vote by Mail – Please mark, sign and date your Consent card and return it in the postage-paid envelope provided or return it to: The Committee to Protect Lakeside Mortgage Fund, c/o Jim Hadzicki 1501 5th Avenue, San Diego, CA 92101.

THE COMMITTEE RECOMMENDS THAT YOU CONSENT TO PROPOSAL 1 BELOW BY MARKING THE “CONSENT” BOX AND TO PROPOSAL 2 BELOW BY MARKING THE “CONSENT” BOX.

Proposal 1 (Removal Proposal):  Remove Lakeside Financial Group, Inc. (“Lakeside Financial”) as the manager of the fund;

Proposal 2 (New Manager Proposal):  Elect and admit Sovereign Capital Management, Inc. (“Sovereign Capital”) as the new manager of the fund.

Date:  __________________________, 2010

___________________________________

 Signature (Title, if any):

___________________________________

 Signature (if held jointly):

___________________________________

 Name and Title or Authority (if applicable):

Please sign in the same form as name appears hereon.  Executors and fiduciaries should indicate their titles.  If signed on behalf of a corporation, give title of officer signing.

Endnotes

BLUE

CONSENT

TO VOTE BY MAIL, PLEASE DETACH CONSENT CARD HERE, AND SIGN, DATE AND RETURN IN THE POSTAGE-PAID ENVELOPE PROVIDED

Please Mark your vote as in this example

DOES NOT CONSENT

ABSTAIN

CONSENT

D-1